Exhibit 99.1

Arqit Quantum Inc.

Nova North, Floor 7, 11 Bressenden Place

London SW1E 5BY

United Kingdom

August 8, 2022

Dear Shareholder:

You are invited to attend the Annual General Meeting of Arqit Quantum Inc., which will be held at 12:00 p.m., Eastern Time, on Wednesday, September 7, 2022, at 251 18th Street, Arlington, Virginia, USA 22202 and via webcast.

Information concerning the matters to be considered and voted upon at the Annual General Meeting is set forth in the attached Notice and Proxy Statement.

The Board of Directors has fixed July 27, 2022, as the record date for the Annual General Meeting (the “Record Date”), and only holders of record of shares at such time will be entitled to notice of or to vote at the Annual General Meeting or any adjournment thereof.

Your vote on the proposal is important. Whether or not you attend the meeting, we encourage you to vote your shares in order to make certain that you are represented at the meeting. You may vote in person, over the Internet, by telephone or by mailing a proxy or voting instruction card. If you are unable to attend the Annual General Meeting in person or virtually or you wish to be represented, please authorize a proxy to vote your shares in accordance with the instructions you received.

Sincerely,

David Williams
CEO

Arqit Quantum Inc.

Nova North, Floor 7, 11 Bressenden Place

London SW1E 5BY

United Kingdom

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting of shareholders of Arqit Quantum Inc. (“Arqit”), an exempted company incorporated with limited liability under the laws of the Cayman Islands, will be held on September 7, 2022, at 12:00 p.m., Eastern Time. The meeting will be held in person at 251 18th Street, Arlington, Virginia, USA 22202 and via webcast.

The Annual General Meeting is being held for the following purposes:

•	To elect three Class I directors who are currently serving on Arqit’s Board of Directors.
•	To transact any other business that may properly be considered at the meeting or any adjournment of the meeting.

These items of business are described in the attached proxy statement, which we encourage you to read in its entirety before voting. Only holders of record of Arqit ordinary shares at the close of business on July 27, 2022, are entitled to notice of the Annual General Meeting and to vote at the Annual General Meeting and any adjournments or postponements thereof.

It is important that your shares be represented and voted at the meeting. Whether or not you plan to attend the meeting in person, we encourage you to submit your proxy or voting instructions as soon as possible. For specific instructions on how to vote your shares, please refer to the section entitled "Voting and Solicitation" of the proxy statement. You can revoke a proxy at any time prior to its exercise at the meeting by following the instructions in the accompanying proxy statement.

ARQIT QUANTUM INC.

PROXY STATEMENT
ANNUAL GENERAL MEETING
SEPTEMBER 7, 2022

GENERAL INFORMATION

This Proxy Statement is being provided to solicit proxies on behalf of the Board of Directors of Arqit Quantum Inc. (the “Company,” “Arqit,” “we,” “our” or “us”) for use at the 2022 Annual General Meeting of Shareholders (the “Annual General Meeting”) to be held at 12:00 p.m., Eastern Time, on September 7, 2022 at 251 18th Street, Arlington, Virginia, USA 22202, and via webcast, and any adjournments thereof. We sometimes refer to Arqit Quantum Inc. and its predecessor and subsidiary Arqit Limited together as “Arqit.”

This Proxy Statement, together with the Notice and the proxy card, are hereinafter referred to as the “Proxy Materials.” On or about August 8, 2022, we first mailed the Proxy Materials to our shareholders. These Proxy Materials can also be accessed, free of charge, on the Company’s website at https://ir.arqit.uk/investors/sec-filings and on the SEC’s website at www.sec.gov on a Current Report on Form 6-K.

Foreign Private Issuer

We are a “foreign private issuer” within the meaning of Rule 3b-4 of the U.S. Securities Exchange Act of 1934, as amended, and as a result, we are not required to comply with U.S. federal proxy requirements.

Attendance at Meeting

Only shareholders as of the record date, or their duly appointed proxies, may attend the Annual General Meeting, which will be held both in person and via webcast at www.virtualshareholdermeeting.com/ARQQ2022. To attend the webcast, you will need the 16-digit control number provided on your proxy card or in the instructions that accompanied your proxy materials.

To attend the Annual General Meeting in person, you must request an admission ticket and provide the information described below. You may request an admission ticket by e-mailing a request to the Company at investorrelations@arqit.uk no later than August 29, 2022. Your request should include documentation demonstrating your status as a shareholder of record of the Company. You may pick up your ticket at the registration table prior to the meeting. Please be prepared to show your photo identification. If you attend as a representative of an entity that owns shares of record, you will need to bring proper identification indicating your authority to represent that entity. If you are a holder of record of our ordinary shares as at the Record Date, you will be admitted to the meeting upon presenting a form of photo identification. If you own ordinary shares beneficially through a bank, broker or otherwise, you will be admitted to the Annual General Meeting only upon presenting a form of photo identification, proof of share ownership as at the Record Date and a valid proxy signed by the record holder.

Record Date, Share Ownership and Quorum

Only holders of record of the Company’s ordinary shares, par value US$0.0001 per share, as of the close of business on July 27, 2022 (the “Record Date”), are entitled to vote at the Annual General Meeting in respect of such ordinary shares. The holders of one-third (1/3) of the ordinary shares, present in person or by proxy, or if a corporation or other non-natural person, by its duly authorized representative or proxy, shall constitute a quorum for all purposes.

Voting and Solicitation

Each ordinary share issued and outstanding as of the Record Date is entitled to one vote at the Annual General Meeting. All proposals at the Annual General Meeting will be adopted by an ordinary resolution under Cayman Islands law, which is a resolution passed by a simple majority of the ordinary shares present in person or by proxy and entitled to vote on the proposal at the Annual General Meeting.

Ordinary shares for which proxies are properly submitted within the deadline set forth below will be voted at the Annual General Meeting in accordance with the directions given. If a proxy is submitted but no specific instructions are given, the proxy holder will vote in favor of the election of each Class I director. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the Annual General Meeting, or at any adjournment thereof. Where any holder of ordinary shares affirmatively abstains from voting on any particular resolution, the votes attaching to such ordinary shares will not be included or counted in the determination of the number of ordinary shares voting for the purposes of determining whether such resolution has been passed but they will be counted for the purposes of determining the presence of a quorum.

Proxies submitted by registered shareholders and beneficial shareholders (see below) must be received by us no later than 11:59 p.m., Eastern Time, on September 6, 2022, to ensure your representation at our Annual General Meeting.

The manner in which your shares can be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder in the Register of Members of the Company as maintained by Continental Stock Transfer and Trust Company, our share transfer agent (i.e., you are a registered or record shareholder), you can vote in the following ways:

•	By Internet – You can vote over the Internet at www.proxyvote.com by following the instructions on your proxy card;
•	By Telephone – You can vote by telephone by calling 1-800-690-6903 and following the instructions on your proxy card;
•	By Mail – You can vote by mail by signing, dating and returning the proxy card.

You also may attend the Annual General Meeting and vote in person. If you own ordinary shares of record and you do not vote by proxy or in person at the Annual General Meeting, your shares will not be voted.

If you own shares in street name, meaning that your shares are held by a bank, custodian, depositary, brokerage firm, or other nominee, you are considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of Annual General Meeting and a proxy card will be provided to you by your bank, custodian, depositary, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form provided by that institution. If you own ordinary shares in street name and attend the Annual General Meeting, you must obtain a “legal proxy” from such bank, custodian, depositary, brokerage firm, or other nominee in order to vote your shares at the meeting, but only if such nominee holds such shares of record. You must also provide evidence of such proxy.

Revocability of Proxies/Changing Your Vote

You can change your vote before the vote is taken at the Annual General Meeting. If you are a stockholder of record, you can change your vote by:

•	voting over the Internet or by telephone at a later time, until 11:59 p.m., Eastern Time, on September 6, 2022;
•	signing and mailing a new, properly completed proxy card with a later date than your original proxy card; or
•	attending the Annual General Meeting and voting in person.

If your shares are held in street name, you must instruct the party that holds your shares of record for your account of your desire to change or revoke your voting instructions.

PROPOSAL WITH RESPECT TO RE-ELECTION OF CLASS I DIRECTORS

Only one proposal will be presented for consideration at the Annual General Meeting. Shareholders will be asked to re-elect three directors to the Board of Directors of the Company. The Board of Directors has nominated Stephen Chandler, Lt General VeraLinn Jamieson and General Stephen Wilson to be appointed and continue to serve as Class I directors of the Company in accordance with our amended and restated articles of association. Each of the nominees is currently a director, and each has indicated a willingness to continue to serve as director if elected. Our management has no reason to believe that any nominee will be unable to serve. If re-elected at the Annual General Meeting, each of these nominees would serve until the 2025 Annual General Meeting and until her or his successor has been duly elected, or if sooner, until the director’s death, resignation or removal.

In accordance with our amended and restated articles of association, our Board is divided into three classes with staggered three-year terms. Each director serves until the expiration of the term for which such director was elected or appointed, or until such director’s earlier death, resignation or removal. At each annual general meeting, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election.

Our Board currently consists of eight members, divided among the three classes as follows:

•	Class I, which consists of Stephen Chandler, Lt General VeraLinn Jamieson and General Stephen Wilson, whose terms will expire at the upcoming Annual General Meeting;

•	Class II, which consists of Nick Pointon and Carlo Calabria, whose terms will expire at the 2023 Annual General Meeting; and

•	Class III, which consists of David Williams, Manfredi Lefebvre d’Ovidio and Garth Ritchie, whose terms will expire at the 2024 Annual General Meeting.

Nominees for Election and Appointment as Class I Directors

Biographical information for our nominees for re-election and appointment as Class I directors is set forth below.

Stephen Chandler served as a member of the board of directors of our predecessor Arqit Limited from June 2019 to September 2021 and has served as a member of the board of directors of Arqit since September 2021. Mr. Chandler is an entrepreneur, investor and company builder, with over 25 years of experience in forming, funding, running, advising and investing in technology businesses. Mr. Chandler is a co-founder of over ten businesses with involvement in dozens more. Since 2009 he has been the Co-founder and Managing Partner at Notion Capital, a venture capital firm focused on Cloud Computing and Software-as-a-Service. Following an early career at Deloitte and then UBS, he was the Chief Financial Officer at MessageLabs, a cyber security company, through to its acquisition by Symantec in 2008. He is currently a board director or observer of several growing tech companies, including Acin, GoCardless, Griffin, Paddle, Panaseer, Novatiq, Stable and Virtual Stock. Mr. Chandler is a qualified Chartered Accountant and holds a Bachelor of Arts (Honors) in Accounting & Economics from the University of Exeter.

Lt. General VeraLinn Jamieson has served as a member of the board of directors of Arqit Inc., a subsidiary of Arqit, since December 2020, and of Arqit since April 2021. Lt. General Jamieson is experienced in data management, cloud technology, artificial intelligence and machine learning, with over 37 years of government experience. She achieved the rank of Lieutenant General in the U.S. Air Force. Lt. General Jamieson served as the Director of the United States Air Force’s Intelligence Surveillance, Reconnaissance and Cyber Effects enterprise, conducting operations for the Department of Defence from 2016 to 2019. Before she assumed her position as Deputy Chief of Staff, Lt. General Jamieson served as the Deputy Commander, Joint Functional Component Command for ISR and U.S. Strategic Command in Washington D.C. Lt. General Jamieson also serves as a director of Digital Realty Inc. She holds a Bachelor of Science in Business Administration from West Virginia University and a Master of Arts in Strategic Studies and Aviation Management from the National Defence University and Embry Riddle University.

General Stephen Wilson has served as a member of the board of directors of Arqit Inc., a subsidiary of Arqit, since January 2021 and of Arqit since April 2021. General Wilson served as Four-Star U.S. Air Force General until December 2020 and has over 39 years of military service. He managed the organizing, training, and equipping of 685,000 active-duty, Guard and Reserve Airmen. He helped manage the planning, programming, budgeting and execution of the Air Force’s $205 billion annual budget. General Wilson also served on the Joint Requirements Oversight Council setting the acquisition requirements for the Department of Defense. He has engaged in multiple flying tours and led bomber, intelligence, surveillance control operations. He has supported other key operations including Iraqi Freedom, Enduring Freedom and Combined Joint Task Force-Horn of Africa. General Wilson has held a number of command positions. This includes acting as Joint Functional Component Commander for Global Strike and Air Force Global Strike Command. General Wilson has received many awards including three Defense Service Medals, the Defense Superior Service Medal, two Legions of Merit, two Bronze Stars and two Air Medals. General Wilson is a command pilot with more than 4,500 flying hours and nearly 700 combat hours. General Wilson serves on the board of directors of New Vista Acquisition Company and B.A.E Systems, Inc. General Wilson is a graduate of Texas A&M University with a Bachelor of Science in Aerospace Engineering and the U.S. Air Force Weapons School. He holds Masters degrees in Engineering Management from South Dakota School of Mines and Technology and in Strategic Studies from Air University.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as an ordinary resolution, that each of Stephen Chandler, Lt General VeraLinn Jamieson and General Stephen Wilson, currently serving as a Class I Director of the Company, be re-elected and appointed to serve a three-year term in accordance with Article 30.3 of the Articles of Association of the Company.”

Vote Required

The Proposal with respect to the re-election of Class I directors requires an ordinary resolution under Cayman Islands law, which is a resolution passed by the affirmative vote of the holders of a majority of the ordinary shares present, in person or by proxy, and entitled to vote at the Annual General Meeting.

The Board of Directors recommends that you vote FOR the re-election of each of the nominees listed above.  Unless instructions are given to the contrary, it is the intention of the persons named as proxies to vote the shares to which the proxy is related FOR the election of each of the nominees.

OTHER MATTERS

We know of no other matters to be submitted at the Annual General Meeting. If any other matters properly come before the Annual General Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the ordinary shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

David Williams
CEO